Pine Ridge
12124 Lima Road
Fort Wayne, Indiana 46818

Corporate Resolution
For Increase of Stock
And Establishment of Preferred Stock Class A and B

The undersigned, being the person holding a majority and outstanding shares of Pine Ridge Holdings, Inc. a Nevada Corporation (the "Corporation") and with the majority of the shareholders of the corporation (the "Board"), consents in writing as of February 15, 2008 to the following actions, and directs that a Resolution be written. This Resolution is to be filled by the corporation's secretary with the minute proceedings of the shareholders.

WHEREAS, the Corporation has determined that it is in the best interest of the Corporation and the shareholders to establish the amount of both Common and Preferred Stock for the corporation; and

WHEREAS, the Corporation has determined that it is in the best interest of the Corporation and the shareholders to establish a Preferred A Class of Stock and a Preferred Class B of Stock with rights associated with each class; it is therefore:

RESOLVED, that the Corporation has authorized 1,000,000,000 (one billion) shares of Common Stock with a par value of $0.001.

RESOLVED, that the Corporation has authorized 50,000,000 (fifty million) shares of Preferred A stock with a par value of $0.001.

RESOLVED, that the Corporation has authorized 50,000,000 (fifty million) shares of Preferred B stock with a par value of $0.001.

Voting & Convertible

RESOLVED, that the 50,000,000 (fifty million) Preferred A Shares are non-voting, shares. Preferred A shares shall be convertible to Common Stock at a ratio of 1/1,000 (one to one thousand), that is, each one share of Preferred Stock is convertible to 1,000 shares of Common Stock. The Preferred A is convertible to common stock after notice to the Corporation from the Holder, only when there is both sufficient common stock available for conversion and a sufficient number of common stock shares are authorized by the Corporation.

RESOLVED, that the 50,000,000 (fifty million) Preferred B Shares are convertible to Common Stock at a ratio of 1/1,000 (one to one thousand), that is, each one share of Preferred Stock is convertible to 1,000 shares of Common Stock. The Preferred B is convertible to common stock after notice to the Corporation from the Holder, only when

Pine Ridge
12124 Lima Road
Fort Wayne, Indiana 46818

there is both sufficient common stock available for conversion and a sufficient number of common stock shares are authorized by the Corporation. In addition, the Preferred B Shares carry voting rights at the rate of 1/1,000 (one to one thousand) with common stock, and shall be entitled to vote when the holders of common stock shall have the right to vote.

RESOLVED, that the officer of this corporation is directed to execute documents and take other actions necessary to establish the shares listed above.

IN WITNESS WHEREOF, the undersigned being the director of Pine Ridge Holdings, Inc. has executed this consent as the day and year first written above.

Kevin May
President \ CEO